Exhibit 99.1

XP INC. ACQUIRES MINORITY STAKE IN

CAPITÂNIA INVESTIMENTOS

São Paulo, Brazil, June 11, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today the acquisition of a minority stake in Capitânia Investimentos, an independent traditional asset manager in Brazil specializing in Corporate Credit, Real Estate and Infrastructure investment strategies. Founded in 2003, Capitânia manages over R$11 billion of assets.

By partnering with XP, Capitânia expects to accelerate growth, expand existing strategies as well as the company’s range of products to become one of the main providers of mid- and long-term capital in the Brazilian markets.

“We have a longstanding relationship with Capitânia, which spans more than 10 years, and we are now taking the next step in strengthening our successful partnership,” commented Leon Goldberg, partner at XP Inc. “The investment in Capitânia is aligned with our vision of offering our clients the most complete investment ecosystem in the market including access to alternative and innovative products.”.

Capitânia Investimentos currently manages 30 investment funds for 140,000 individual investors and more than 80 institutional investors. Capitânia maintains an activist investment approach and seeks investment opportunities that present a superior return while managing related risks and liquidity profiles. Since its founding, Capitânia has made more than 500 investments.

"Our business model will remain focused on our investors, based on a robust investment process, intensive use of technology and strict risk control, anchoring transactions that have been structured by third parties, and always positioning ourselves as one of the leading investors in each investment”, noted Ricardo Quintero, partner at Capitânia.

Capitânia Investimentos’ independence and corporate governance will remain unchanged. The asset manager will maintain a team of 30 people. In addition to Mr. Quintero, Arturo Profili and Caio Conca are co-managers and Carlos Simonetti and Flávia Krauspenhar are responsible for Investor Relations, Products and Marketing.

The completion of the transaction is subject to compliance with certain precedent conditions.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Antonio Guimaraes	IR Website: investors.xpinc.com

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